November 6, 2007





Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Paradise, Inc
            Form 10-KSB for the Fiscal Year Ended December 31, 2006
..	Filed March 30, 2007
	Response Letter Dated September 14, 2007
	File No. 0-03016

Dear Ms. Towner:

This letter and the enclosures are in response to your comments letter of November 1, 2007. The enclosures are draft documents as follows:

* Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
* Form 10-QSB/A for the Quarterly Period Ended March 31, 2007
* Form 10-QSB/A for the Quarterly Period Ended June 30, 2007

I have highlighted the revisions made to the documents in order to incorporate your comments and provide easy reference to our responses regarding them. Our responses comprise the remainder of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006


Controls and Procedures, page II-44


The wording regarding "internal controls over financial reporting" has been changed to comply with Item 307 of Regulation S-B which requires the conclusion on the effectiveness of disclosure controls and procedures to be as of the end of the period covered by the report.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures

The wording regarding "internal controls over financial reporting" has been changed to comply with Item 307 of Regulation S-B which requires the conclusion on the effectiveness of disclosure controls and procedures to be as of the end of the period covered by the report.

In connection with our responses in this letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filings.

We trust that our responses are in accordance with your requests. We will file the amended filings as soon as we hear from you regarding the drafts and this letter. Please do not hesitate to call me for any further information regarding this matter.

Yours very truly,




Jack M. Laskowitz
Chief Financial Officer
(813) 752-1155